UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMPASS Pathways plc

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

20451W101**

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Krausenstraße 9-10,

10117 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 20451W101 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “CMPS.” Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 20451W101	13D	Page 1 of 5 pages

1	Names of Reporting Persons ATAI Life Sciences N.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,694,758
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,694,758

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,694,758
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%
14	Type of Reporting Person CO

CUSIP No. 20451W101	13D	Page 2 of 5 pages

1	Names of Reporting Persons ATAI Life Sciences AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,694,758
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,694,758

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,694,758
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%
14	Type of Reporting Person CO

CUSIP No. 20451W101	13D	Page 3 of 5 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2021 (as amended, the “Schedule 13D”) relates to the ordinary shares, nominal value £0.008 per ordinary share (the “Ordinary Shares”), of COMPASS Pathways plc, a public limited company under the laws of England and Wales (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From November 23, 2021 to November 26, 2021, ATAI AG purchased 619,095 ADS representing Ordinary Shares for an aggregate purchase price of $19,516,982 in a series of open market transactions. ATAI AG used funds from its working capital for the acquisitions described in this Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

As of the date of this Schedule 13D, ATAI AG beneficially owns 8,694,758 Ordinary Shares, representing approximately 20.8% of the 41,731,181 Ordinary Shares outstanding as of September 30, 2021. ATAI AG is a wholly owned subsidiary of ATAI NV, and as a result, ATAI NV may be deemed to share beneficial ownership of the Ordinary Shares held by ATAI AG.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

From November 23, 2021 to November 26, 2021, ATAI AG purchased 619,095 ADS representing Ordinary Shares in a series of transactions at an average price of $31.525 per share in open market transactions on the Nasdaq Global Select Market. Details by date, listing the number of Ordinary Shares acquired and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Date	Ordinary Shares Acquired	Weighted Average Price per Share
November 23, 2021	311,000	$31.1885
November 24, 2021	139,000	$31.5685
November 26, 2021	169,095	$32.1083

CUSIP No. 20451W101	13D	Page 4 of 5 pages

Except for the foregoing transactions, during the past 60 days neither the Reporting Persons nor any Related Person has effected any transactions in the Ordinary Shares.

CUSIP No. 20451W101	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2021

ATAI LIFE SCIENCES AG

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

ATAI LIFE SCIENCES N.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer